Exhibit 9.1
SECURED PROMISSORY NOTE

$25,000	November 1, 2010
FOR VALUE RECEIVED, Hollywood Previews LLC; a California Corporation (The “Maker”), with its primary offices located at 1721 21st Street, Santa Monica, CA 90404, promises to pay to the order of Sawtooth Properties LLLP, or its registered assigns (the “Payee”), upon the terms set forth below, the principal sum of $25,000, plus interest on the unpaid principal sum outstanding at the rate of 10% per annum (this “Note”).
1. Payments
a)	The full amount of principal and accrued interest under this Note shall be due upon the earlier of (i) written demand to the Maker of holders of the Company’s 10% Secured Promissory Notes issued on November 1, 2010 (“10% Notes”) or (ii) January 31, 2011 or such later date as is agreed to in writing by holders.

b)	The Maker shall pay interest to the Payee on the aggregate then outstanding principal amount of this Note at the rate of 10% per annum, payable upon the earlier of (i) written demand to the 10% Note then holding or (ii) the Maturity Date, January 31, 2011.

c)	All overdue and accrued unpaid principal and interest to be paid hereunder will entail a late fee consisting $1,500 a month until principal of 10% Note and interest is paid in full.
2. Secured Obligation
As security for the payment in full of principal, interest and performance under this Note and of all other liabilities and obligations of the Maker to the Payee, Maker, and its subsidiaries, hereby grants to the Payee a general security interest in all assets of the Maker’s subsidiary Hollywood Previews LLC, and all proceeds arising therefrom and any and all products, equipment, including editing bays, cameras, digital magazines, including intellectual property related to programming and media tracking, software, URL’s, samples, all related video files produced for Hollywood Previews distribution through: online, mobile and television and optical disc formats; All services and contracts of such assets. Maker represents that it is sole lawful owner of such assets attributable to it, free and clear of any liens and encumbrances, and has the right and power to pledge, sell, assign and transfer absolute title thereto to the Payee and that no financing statement covering such assets has been filed in any jurisdiction. Maker agrees that this security interest shall be a first priority security interest, senior and prior in payment to all other indebtedness and obligations of Maker and its subsidiaries to third parties. Maker hereby authorizes the Payee to file one or more financing statements under the UCC and any amendments thereto or extensions thereof without the signature of the Maker or any of its subsidiaries.
3. Events of Default
(a) “Event of Default”, wherever used herein, means any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by the operation of law or pursuant to any judgment, decree or order of any court, or any order rule or regulation of any administrative or governmental body):
(i) any default in the payment of the principal of, or the interest on, this Note, as and when the same shall become due and payable;
(ii) Maker shall fail to observe or perform any obligation or shall breach any term or provision of this Note and such failure or breach shall not have been remedied within ten days after the date on which notice of such failure or breach shall have been delivered;
(iii) Maker or any of its subsidiaries shall fail to observe or perform any of their respective obligations owed to Payee or any other covenant, agreement, representation or warranty contained in, or otherwise commit any breach hereunder or in any other agreement executed in connection herewith;
(iv) Maker or any subsidiary shall default in any of its respective obligations under any other note or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issues, or by which there may be secured or evidenced any indebtedness for borrowed money or money due any long term leasing or factoring arrangement of Maker, or any subsidiary, whether such indebtedness now exists or shall hereafter be created and such default shall result in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;
(v) Maker shall (a) be a party to any Change of Control Transaction (as defined below), (b) agree to sell or dispose all or in excess of 33% of its assets in one or more transactions (whether or not such sale would constitute a Change of Control Transaction), (c) redeem or repurchase more than a de minimis number of shares of Common Stock or other equity securities of Maker, or (d) make any distribution or declare or pay any dividends (in cash or other property, other than common stock) on, or purchase, acquire, redeem, or retire any of Maker’s capital stock, of any class, whether now or hereafter outstanding. “Change of Control Transaction” means the occurrence of any of: (i) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of 33% of the voting securities of Maker, (ii) a replacement at one time or over time of more than one-half of the members of Maker’s board of directors which is not approved by a majority of those individuals who are members of the board of directors on the date hereof (or by those individuals who are serving as members of the board of directors on any date whose nomination to the board of directors was approved by a majority of the members of the board of directors who are members on the date hereof), (iii) the merger of Maker with or into another entity that is not wholly-owned by Maker, consolidation or sale of 33% or more of the assets of Maker in one or a series of related transactions, or (iv) the execution by Maker of an agreement to which Maker is a party or by which it is bound, providing for any of the events set forth above in (i), (ii) or (iii).
(b) If any Event of Default occurs, the full principal amount of this Note, together with all accrued interest thereon, shall become, at the Payee’s election, immediately due and payable in cash. Commencing 5 days after the occurrence of any Event of Default that results in the acceleration of this Note, the interest rate on this Note shall accrue at the rate of 18% per annum, or such lower maximum amount of interest permitted to be charged under applicable law. The Payee need not provide and Maker hereby waives any presentment, demand, protest or other notice of any kind, and the Payee may immediately and without expiration of any grace period enforce any and all of its rights and remedies hereunder and all other remedies available to it under applicable law. Such declaration may be rescinded and annulled by Payee at any time prior to payment hereunder. No such rescission or annulment shall affect any subsequent Event of Default or impair any right consequent thereon.
4. Most Favored Nations. The Payee shall have the right, in its sole discretion, to convert the principal balance of this Note then outstanding plus accrued but unpaid interest, in whole or in part, into stock of the Maker (or its successor or parent) being issued in any private or public offering of equity securities or indebtedness of the Maker (or its successor or parent) consummated while this Note is outstanding, upon the terms and conditions of such offering, at a rate equal to, for each $1 of principal amount of this Note surrendered, $1 of new consideration offered for such securities. By way of example, if the Payee wishes to surrender $10,000 principal amount of this Note to the Maker as consideration for the purchase of new securities or indebtedness, the Payee shall receive, and the Maker shall issue, $10,000 of new securities or indebtedness to the Payee, otherwise on the same terms and conditions as the other participants.

5. Negative Covenants. So long as any portion of this Note is outstanding, the Maker will not and will not permit any of its Subsidiaries to directly or indirectly:
     a) other than Permitted Indebtedness, enter into, create, incur, assume, guarantee or suffer to exist any indebtedness for borrowed money of any kind, including but not limited to, a guarantee, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;
     b) other than Permitted Liens, enter into, create, incur, assume or suffer to exist any liens of any kind, on or with respect to any of its property or assets now owned or hereafter acquired or any interest therein or any income or profits therefrom;
     c) amend its certificate of incorporation, bylaws or other charter documents so as to adversely affect any rights of the Payee;
     d) except as contractually required by the Maker as of the date of issuance of this Note, repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of securities;
     e) enter into any agreement with respect to any of the foregoing
     “Permitted Indebtedness” shall mean (a) the indebtedness of the Maker existing on the date of issuance of this Note and (b) “Permitted Lien” shall mean the individual and collective reference to the following: (a) liens for taxes, assessments and other governmental charges or levies not yet due or liens for taxes, assessments and other governmental charges or levies being contested in good faith and by appropriate proceedings for which adequate reserves (in the good faith judgment of the management of the Maker) have been established in accordance with generally accepted accounting procedures and (b) liens imposed by law which were incurred in the ordinary course of business, such as carriers’, warehousemen’s and mechanics’ liens, statutory landlords’ liens, and other similar liens arising in the ordinary course of business, and (x) which do not individually or in the aggregate materially detract from the value of such property or assets or materially impair the use thereof in the operation of the business of the Maker and its consolidated subsidiaries or (y) which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or asset subject to such lien.
6. No Waiver of Payee’s Rights. All payments of principal and interest shall be made without setoff, deduction or counterclaim. No delay or failure on the part of the Payee in exercising any of its options, powers or rights, nor any partial or single exercise of its options, powers or rights shall constitute a waiver thereof or of any other option, power or right, and no waiver on the part of the Payee of any of its options, powers or rights shall constitute a waiver of any other option, power or right. Maker hereby waives presentment of payment, protest, and all notices or demands in connection with the delivery, acceptance, performance, default or endorsement of this Note. Acceptance by the Payee of less than the full amount due and payable hereunder shall in no way limit the right of the Payee to require full payment of all sums due and payable hereunder in accordance with the terms hereof.
7. Modifications. No term or provision contained herein may be modified, amended or waived except by written agreement or consent signed by the party to be bound thereby.
8. Cumulative Rights and Remedies; Usury. The rights and remedies of Payee expressed herein are cumulative and not exclusive of any rights and remedies otherwise available under this Note, the Security Agreements, or applicable law (including at equity). The election of Payee to avail itself of any one or more remedies shall not be a bar to any other available remedies, which Maker agrees Payee may take from time to time. If it shall be found that any interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall be reduced to the maximum permitted rate of interest under such law.
9. Use of Proceeds. Maker shall use the proceeds from this Note hereunder for working capital purposes towards finalization of a liquidation plan, including fees for any third-parties to assist in the process.
10. Collection Expenses. If Payee shall commence an action or proceeding to enforce this Note, then Maker shall reimburse Payee for its costs of collection and reasonable attorneys fees incurred with the investigation, preparation and prosecution of such action or proceeding.
11. Severability. If any provision of this Note is declared by a court of competent jurisdiction to be in any way invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder shall violate applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.
12. Successors and Assigns. This Note shall be binding upon Maker and its successors and shall inure to the benefit of the Payee and its successors and assigns. The term “Payee” as used herein, shall also include any endorsee, assignee or other holder of this Note.
13. Lost or Stolen Promissory Note. If this Note is lost, stolen, mutilated or otherwise destroyed, Maker shall execute and deliver to the Payee a new promissory note containing the same terms, and in the same form, as this Note. In such event, Maker may require the Payee to deliver to Maker an affidavit of lost instrument and customary indemnity in respect thereof as a condition to the delivery of any such new promissory note.
14. Due Authorization. This Note has been duly authorized, executed and delivered by Maker and is the legal obligation of Maker, enforceable against Maker in accordance with its terms. No consent of any other party and no consent, license, approval or authorization of, or registration or declaration with, any governmental authority, bureau or agency is required in connection with the execution, delivery or performance by the Maker, or the validity or enforceability of this Note other than such as have been met or obtained. The execution, delivery and performance of this Note and all other agreements and instruments executed and delivered or to be executed and delivered pursuant hereto or thereto or the securities issuable upon conversion of this will not violate any provision of any existing law or regulation or any order or decree of any court, regulatory body or administrative agency or the certificate of incorporation or by-laws of the Maker or any mortgage, indenture, contract or other agreement to which the Maker is a party or by which the Maker or any property or assets of the Maker may be bound.
15. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of California, without regard to the principles of conflicts of law thereof. Each of Maker and Payee agree that all legal proceedings concerning the interpretations, enforcement and defense of this Note shall be commenced in the state and federal courts sitting in the city of Los Angeles, County of Los Angeles, California (California Courts). Each of Maker and Payee hereby irrevocably submit to the exclusive jurisdiction of California Courts for the adjudication of any dispute hereunder (including with respect to the enforcement of this Note), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each of Maker and Payee hereby irrevocably waive personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to the other at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. Each of Maker and Payee hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.
16. Notice. Any and all notices or other communications or deliveries to be provided by the Payee hereunder, including, without limitation, any conversion notice, shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to the Maker, 1721 21st Street Santa Monica, CA or such other address or facsimile number as the Maker may specify for such purposes by notice to the Payee delivered in accordance with this paragraph. Any and all notices or other communications or deliveries to be provided by the Maker hereunder shall be in writing and delivered personally, by facsimile, sent by a nationally recognized overnight courier service or sent by certified or registered mail, postage prepaid, addressed to each Payee at the address of such Payee appearing on the books of the Maker, or if no such address appears, at the principal place of business of the Payee. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission if delivered by hand or by telecopy that has been confirmed as received by 5:00 P.M. on a business day, (ii) one business day after being sent by nationally recognized overnight courier or received by telecopy after 5:00 P.M. on any day, or (iii) five business days after being sent by certified or registered mail, postage and charges prepaid, return receipt requested.

17. Representation, Warranties and Covenants. Except as set forth on the disclosure schedule attached hereto, if any, the Maker hereby represents and warrants to the Payee that its representations and warranties are true and correct as of the date hereof.
18. Delivery of Opinion. Concurrently herewith, the Maker shall deliver to the Payee an opinion of outside counsel regarding the issuance of this Note in form and substance reasonably acceptable to the Payee.
19. Public Disclosure. The Maker shall, within five (4) business days following the date hereof, issue a Current Report on Form 8-K, reasonably acceptable to the Payee, disclosing the material terms of the transactions contemplated hereby, and shall attach this Note thereto and other agreements entered into in connection herewith. The Maker shall consult with the Payee in issuing any other press releases with respect to the transactions contemplated hereby.
     The undersigned signs this Note as a maker and not as a surety or guarantor or in any other capacity.

HOLLYWOOD PREVIEWS LLC
By:
Scott Kapp, Founder/President
Date: / /

November 3, 2010
Mr. Henry Williamson
Chief Executive Officer
iMedia International, Inc.
1721 21st Street
Santa Monica, CA 90404
Re:     Engagement Letter Agreement
Dear Henry:
     This letter agreement (the “Agreement”) is entered into on November 3, 2010, by and between Sherwood Partners, LLC (“Sherwood”) and iMedia International, Inc. (“iMedia” or “Client”). This letter sets forth the consulting and advisory services to be rendered by Sherwood to the Client hereunder. This Agreement is made on the following terms and conditions for valuable consideration, the receipt and adequacy of which is hereby acknowledged:
     A. ENGAGEMENT. Sherwood’s authority and duties shall include the following:
     Advisory Services: Sherwood shall make itself available to consult with, and advise Client on certain matters of importance concerning the business affairs of the Client (the “Engagement”), as requested by Client and accepted by Sherwood, in accordance with this Agreement. Specifically, Sherwood will provide advisory services as detailed below:
•	Organize an asset sales process designed to contact entities that may be interested in purchasing the Company’s assets. Such sales process to be part of a proposed Assignment for the Benefit of the Creditors (“ABC”) with the goal of maximizing return for the Company’s creditors;

•	Develop an understanding for the Company’s corporate structure and the implications for the proposed ABC considering the possibility of separate ABC entities for iMedia, US Inc. and iPublishing, Inc.;

•	Communicate the proposed sales process, its status and its outcome with the Company’s management team, its Board of Directors and its proposed secured creditor, Sawtooth Properties LLLP (“Sawtooth”);

•	Provide a recommendation to the Company’s management, its Board of Directors and Sawtooth as to the feasibility and structure of an ABC.

•	Note that the actual implementation of an ABC as well as the Assignee Fee and ABC budget are not part of this Engagement or fee structure. Sherwood and the Company will agree to an ABC budget which would be additive to the fee in this Engagement Letter.

•	Any amounts paid to Sherwood as part of this Engagement Letter would be offset against the agreed upon Assignee Fee.

•	Sherwood Partners understands that its fee is being funded pursuant to a senior secured lien by Sawtooth Partners LLLP against all of the assets of Hollywood Previews Inc; which secured position will be perfected by a UCC-1 filing.
     B. NO RESULT GUARANTEED. While the goal of the Engagement is to provide useful advice that may facilitate solutions to certain of Client’s perceived problems, there can be no assurance of the success of such solutions or any solutions to such perceived or other problems of Client, and Sherwood does not guarantee any particular result from its services. In particular, while one or more of Client’s material creditors may find it useful for Sherwood to evaluate and comment on certain problems or solutions, there is no assurance that any such creditor will be satisfied or will provide Client with any relief or will refrain from enforcing any rights or remedies. In particular, there is a risk that Sherwood may discover that perceived problems are more serious or less easily solved than hoped by Client or its creditors or that creditors may react to that revealed situation by denying relief or by exercising rights and remedies or may do so for other reasons, even if Sherwood confirms that the problems have viable solutions. Client acknowledges and agrees that Sherwood is not directly or indirectly responsible or liable for or on account of any decision, act or omission of any creditor, including any creditor who may support or encourage the Engagement.
     C. OTHER SERVICES. Unless otherwise hereafter agreed in writing by Sherwood, no other services or advice is required.
     D. LIMITATIONS. Nothing herein requires or contemplates Sherwood providing any legal advice (since it does not practice law), any accounting or auditing services, any real estate brokerage services, or any other services requiring a license. Nothing herein requires Sherwood to perform at a level of expertise with reference to any industry standard, since Sherwood’s obligation is to perform services solely as an independent contractor only (and not as a fiduciary, partner, agent, or other relationship, each of which is disclaimed and excluded from this Agreement) using commercially reasonable efforts of diligence and care under the circumstances by reference to the practical capabilities of Sherwood as they exist, without requiring additional staff or other changes in Sherwood or its business practices or capabilities. To the extent that Sherwood provides any advice or opinions, Sherwood does so based upon the understanding that Client will consider the same as general business suggestions that are subject to Client checking with Client’s counsel for any legal problems or concerns, with Client’s accountant or audit or as to such accounting or audit concerns, and with other experts as appropriate. Notwithstanding any other provision of this Agreement to the contrary, Client, on behalf of itself and its affiliates, represents, warrants and agrees that, if Client or any of its affiliates advises Sherwood of any fact or situation, whether directly or through any of its employees, officers, directors, members, partners, managers, attorneys, accountants or other agents, Sherwood may conclusively rely on such communication, as well as the Client’s documents, books and records unless the Client specifically warns Sherwood that particular documents or information is inaccurate, incomplete or unreliable in some specified respect. While Sherwood might be able in time to discover errors on its own, Client directs Sherwood not to be so distracted but to prioritize its Engagement services. In addition, Client further represents, warrants and agrees that Sherwood need not concern itself with Client’s affiliates, except when and to the extent Client and Sherwood include that in the Engagement, since Client separately from Sherwood shall make such adjustments and supplements to its dealings with its affiliates as Client and its counsel warrant will comply with all legal duties to such affiliates. Sherwood may then advise what Client may do in the Engagement, assuming that Client so complies with any obligations to its affiliates and their respective equity holders and creditors.
     E. TERM. Sherwood’s retention by Client is effective November 3, 2010 and shall continue until the Engagement is concluded or terminated in accordance with Paragraph 12.

     F. FEES. As consideration for the services to be provided by Sherwood:
     G. Client will pay an advisory fee in the amount of $25,000 payable upon execution of this letter agreement.
     H. NON-SOLICITATION. Sherwood incurs considerable effort and expense in recruiting and training its professional staff (the “Sherwood Staff”). Therefore, the Client agrees that neither it, nor any of its affiliates, nor any of their respective officers, directors, employees, members, partners, managers or agents shall, directly or indirectly extend an offer of employment or solicit any of the Sherwood Staff during the Term and for a 24-month period after the Term. For such purposes such terms “offer” or “solicit” are used in their broadest and most comprehensive sense and include any form of encouragement. If the Client, any of its affiliates or any of their respective officers, directors, employees, members, partners, managers or agents hire any of Sherwood’s Staff under any circumstances whatsoever and regardless of who first approaches whom or how that is arranged, Client agrees to compensate Sherwood the sum of $50,000 for each member hired from the Sherwood Staff. This payment to Sherwood is not a penalty, but rather is an amount of liquidated damages which Client acknowledges to be reasonably equivalent to both the cost to Sherwood of replacing each of such persons and the cost saved by the Client (or such other hirer) in recruiting and training a comparable person.
     I. EXPENSES. Sherwood shall also be reimbursed for all reasonable out-of-pocket expenses up to $1,000, including but not limited to, travel, copying costs, and any other costs incurred by Sherwood in the course of activities or actions required or permitted by this Agreement. Expenses beyond $2,000 must be preapproved in writing or via email by Client. The intent of the Agreement is that the compensation payable to Sherwood under Section 6 is in addition to Client paying Sherwood to acquire whatever Sherwood reasonably requires to perform the Engagement that is not provided timely by the Client. Client acknowledges that Sherwood will need to arrange at Client’s expense to cover all travel, meals and lodging for the Sherwood team required to perform the contemplated services. Sherwood shall be reimbursed by Client immediately upon receipt of Sherwood’s statement or, if requested by Sherwood, will pay expenses directly. Under any circumstances where Sherwood determines that such retainer is prudent in accordance with what Sherwood considers the better industry practices for financial advisors seeking to assure that they remain “disinterested” within the meaning of 11 U.S.C. § 101, Client shall give Sherwood any reasonable, renewable retainer that Sherwood may request to enable Sherwood to pay itself each installment of its fees and expenses from the retainer, which retainer is then replenished by the Client in an amount sufficient to cover the next installment of fees and expenses, so that Sherwood is never a creditor of the Client, but rather is being paid concurrently with its billing.
     J. INFORMATION. Client agrees to supply, in a timely manner, Sherwood with such information, including documents, books and records in written and/or electronic format, as Sherwood requests in order for Sherwood to perform its responsibilities with respect to this Agreement (the “Materials”), as well as access to all relevant computer records and Client email systems and to knowledgeable officers, employees, managers, directors, members, partners, affiliates, agents, and other relevant parties in interest and professionals as Sherwood may find useful to understand or evaluate the Materials and otherwise perform the contemplated or permitted activities or services in the Engagement. Client grants Sherwood discretionary authority to disclose such information about Client or Materials as Sherwood deems appropriate in order to perform its duties and responsibilities or to exercise its rights. Confidentiality agreements may be required by Sherwood to be executed, where appropriate by such third parties with respect to such disclosures. Because Client contemplates that Sherwood may be asked to comment on its opinions to Client lenders or other creditors or third parties, Client agrees that Sherwood shall at all times be authorized to express its full opinions and the reasons and supporting information therefor, as well as to correct or supplement prior opinions or communications or perceptions when additional information makes that appropriate. Client agrees that it shall at all times provide

Sherwood, and any third party to whom Client has asked Sherwood to provide comments, with all material information required for the Client’s position to be true, complete, not misleading and fairly presented. Client agrees that, if it makes a communication to a third party in Sherwood’s presence (or in a communication on which Sherwood is copied) which is incorrect, incomplete or misleading, Sherwood may disclaim any implied agreement by Sherwood with such communication. At the same time, Client acknowledges that Sherwood is not engaged (i) to perform any audits of Client or (ii) to develop opinions at a level which would enable Sherwood to make any representations or warranties about Client to any third party or (iii) otherwise to incur any risk of liability to any third party in the performance of Sherwood’s Engagement.
     K. INDEMNIFICATION; NO OFFSET. In consideration for Sherwood’s acceptance of the Engagement, Client agrees to the defense, indemnification and other obligations set forth on Schedule I attached hereto, which schedule is an integral part hereof and incorporated herein. No amount required to be paid by any provision of this Agreement shall be excused or reduced by or on account of any alleged right of offset or recoupment by Client or based upon any other claims asserted by the payor party obligated to make such payment, and the parties waive any such right of setoff or recoupment, so that the parties shall be paid in accordance with this Agreement without delay for resolution of disputed claims providing an alleged basis for such right of setoff or recoupment.
     L. GOVERNING LAW; FORUM; ARBITRATION; JURY TRIAL WAIVER. This Agreement and all matters hereto shall be interpreted, governed by, and construed in accordance with, the laws of the State of California applicable to agreements made and to be performed entirely in such state without reference to conflicts of law, principles or principles of comity. Any controversies, claims or disputes relating to this Agreement or arising in connection with or under this Agreement or any acts, omissions or relationships contemplated or taken, occurring, or arising pursuant to or as provided in this Agreement or otherwise from or in connection with the Engagement or any acts or omissions if any party or person in the cause thereof, whether relating to or arising in breach of contract, tort, equity or other claim or dispute of any kind under any theory, shall be heard and resolved by arbitration held in the English language under the auspices and common commercial arbitration rules of the American Arbitration Association (“AAA”) and the U.S. Arbitration Act. Such disputes and arbitrations may include not only the parties but also their affiliates and their respective employees, officers, directors, members, partners, managers and agents, such that, for example, if one party or its affiliates complains about not only the other party but also some of that other party’s affiliates or any of their respective employees, officers, directors, members, partners, managers or agents, then such complaining party shall be obligated to arbitrate as to any and all such alleged defendants in such complaint, and under no circumstances shall one party’s disputes with any third party enable such party to avoid arbitration pursuant to this Agreement. Without limiting the generality of the foregoing, any dispute or claim relating to the formation of this Agreement, including without limitation regarding any representations, communications, inducements or alleged duress or coercion by any creditor or other person (including on behalf of Sherwood), the interpretation, meaning or effect of this Agreement, any party’s rights, remedies or obligations in connection with or the performance or nonperformance of this Agreement or any aspect of the Engagement, or any related acts or omissions of either party or any of its affiliates or agents or any of their respective employees, officers, directors, members, partners, managers or agents or of any creditor of Client or other third party, in the context of the relationship or circumstances arising from or in connection with this Agreement, whether or not required, contemplated or permitted by this Agreement or the Engagement, all are within the scope of such disputes for arbitration, which scope the parties intend to be broadly construed to cover all aspects of the Engagement and whatever may occur or arise in connection with the interactions or relationships resulting from the Engagement or Agreement. Venue of all arbitration shall be Santa Clara County or San Francisco, California. Arbitration shall be held before one (1) arbitrator (a) selected by mutual agreement of the parties reached fifteen (15) days after the AAA has sent confirmation of notice of filing of the demand for arbitration, or, (b) if no mutual agreement can be reached within that time, appointed by the AAA. Such arbitrator selected by the AAA shall be an attorney at law who is experienced at arbitration and (i) who has practiced law for at least ten (10) years in general corporate or commercial matters, including bankruptcy or restructuring services; (ii) who has been ranked for excellence currently in such practice in the highest applicable category by Martindale Hubbel, and one or more nationally recognized peer review organizations, such as, for example, the Best Lawyers in America, the American College of Bankruptcy or the Chambers guide; and (iii) who has had substantial practice experience in the interaction between companies in financial distress and financial advisors engaged to assist them in working through such challenges. If and to the extent there is available a special AAA panel of experts for such purpose, such as the AAA panel created in conjunction with the American College of Commercial Finance Lawyers, the AAA shall select from such a panel such an arbitrator with such qualifications. If and to the extent such arbitration cannot for any reason occur on that basis, as evidenced by AAA’s failure to name such an arbitrator within one hundred twenty (120) days from the time when AAA’s right to name the arbitrator commences, as such period is extended by any litigation delays obstructing such appointment, then such arbitration shall occur before a former judge arbitrator selected from (“JAMs”) pursuant to the JAMs rules and procedures, and to the extent possible thereunder by an arbitrator familiar with such commercial disputes.
     To the extent such limitations are permitted by applicable law as determined by such arbitrator, the arbitrator shall not be empowered to award punitive damages or damages in excess of actual damages as calculated under applicable law as determined by the arbitrator. Any award of arbitration shall be in United States Dollars if monetary in nature, shall be final and legally binding, may be entered into judgment in any court of competent jurisdiction, and may be enforced in any jurisdiction in which the party against whom enforcement is sought maintains assets or has assets available for execution, attachment or levy. The arbitrator shall apply and follow applicable law with respect to the disputes, except that the arbitration procedures shall be followed in lieu of the civil litigation procedures applicable to the court litigation process. Affiliates or other related parties, including third party beneficiaries of this Agreement, seeking to enforce arbitration may join such third parties, but no defendant party (or cross-defendant party) shall evade its arbitration obligation, including, by attempting to join in litigation commenced by such party affiliates based on similar allegations. Except as required by applicable law, all arbitration and related proceedings and any evidence submitted therein (and particularly, but without limitation, any trade secrets, intellectual property and other information in which either of the parties has an expectation of privacy) shall be kept confidential.
     IF AND TO THE EXTENT THAT ANY SUCH DISPUTE OR CLAIM REFERENCED HEREIN AS SUBJECT TO ARBITRATION IS FOR ANY REASON NOT ARBITRATED, THE PARTIES AGREE THAT SUCH DISPUTE WILL BE DECIDED BY A JUDGE ACTING WITHOUT A JURY, AMONG OTHER THINGS, IN ORDER TO EXPEDITE THE PROCESS AND REDUCE THE COSTS AND BURDENS, SINCE THE PARTIES ACKNOWLEDGE THAT JURY TRIALS ARE SUBSTANTIALLY SLOWER AND MORE EXPENSIVE AND BURDENSOME THAN JUDGE TRIALS. TO SUCH EXTENT AND TO THE MAXIMUM EXTENT PERMITTED BY LAW THE PARTIES WAIVE ANY RIGHT OF ANY KIND TO HAVE ANY OR ALL SUCH DISPUTES TRIED BY A JURY, WHETHER UNDER THE LAWS OR CONSTITUTIONS OF ANY STATE OR OF THE UNITED STATES OR OTHERWISE. ALSO THE PARTIES WAIVE ANY RIGHT TO AVOID ARBITRATION ON ACCOUNT OF ANY OTHER LITIGATION THAT MAY BE COMMENCED BY OR PENDING INVOLVING ANY PARTY’S AFFILIATES OR OTHER THIRD PARTIES, REGARDLESS OF THE SIMILARITY OF THE ALLEGED FACTS OR CLAIMS. EACH PARTY MAKES SUCH WAIVERS ON BEHALF OF NOT ONLY ITSELF, BUT ALSO ITS SUBSIDIARIES AND AFFILIATES AND ALL OF THEIR RESPECTIVE EMPLOYEES, MANAGERS, OFFICERS, DIRECTORS, MEMBERS, PARTNERS AND AGENTS.
     M. TERMINATION. Upon five (5) days written notice either party may terminate this Agreement, except as to provisions expressly stated herein to survive termination and without prejudice to rights that have accrued as of such termination, including any rights to payment that have accrued at that time, whether absolute, contingent or inchoate, liquidated or unliquidated and however and whenever arising or asserted. Upon any termination or expiration of this Agreement, Sherwood shall be entitled to prompt payment of all fees and other amounts accrued as a result of this Engagement, including those asserted after termination on account of events or matters occurring before termination, and all out-of-pocket expenses described in Paragraph 8. Paragraphs 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17

and 18 of this Agreement and the indemnity and other provisions contained in Schedule I and the obligation to pay any fees and other amounts earned but unpaid described in Paragraph 6 or other provisions of this Agreement shall remain operative and in full force and effect regardless of any termination or expiration of this Agreement.
     N. CONFLICTS; NO REFERRAL EXPOSURE. Client acknowledges that Sherwood and its affiliates may have and may continue to have consulting and/or other relationships with parties other than Client, including affiliates, creditors or equity holders of Client, pursuant to which Sherwood may have or acquire information of interest to Client. Sherwood shall have no obligation to disclose such information to Client or to use such information in connection with this Engagement, and Client hereby waives any alleged conflict of interest relating to any of the other dealings or relationships between (i) Sherwood or any of its affiliates or any of their respective shareholders, members, partners, employees, officers, directors or agents, and (ii) any creditor, equity holder of Client or any of its affiliates or other third party. Client acknowledges that part of its reason for selecting Sherwood is that existing or future relationships, dealings or experiences with Sherwood may enable Client to deal more effectively with such creditors, equity holders or other third parties, although there is no representation, warranty, assurance or guarantee thereof by or for Sherwood. Client recognizes that Sherwood is being engaged hereunder to provide the services described above only to Client, and Sherwood is not directly or indirectly acting as an agent or fiduciary of, and shall have no duties or liability, whether express or implied, to, the current investors or affiliates of Client or any third party in connection with this Engagement hereunder, all of which are hereby expressly waived and disclaimed. No one other than Client is authorized to rely upon the Engagement of Sherwood hereunder or any communications, statements, advice, opinions or conduct of Sherwood, and Client is not authorized to communicate or represent to any third party any communications, opinions or work product of Sherwood without its prior written consent and under circumstances where Sherwood incurs no risk of liability to such third party or others on account thereof. If and to the extent that Client is referred to Client by any investor, creditor or other third party dealing with Client, including those for which Sherwood has provided or may be providing services or otherwise be dealing in unrelated matters, and, in any event, otherwise, Client shall not use such referral or such relationship of Sherwood (or any of its affiliates or any of their respective employees, officers, directors, members, partners, managers or agents) as a basis for asserting any liability against Sherwood (or any of its affiliates or any of their respective employees, officers, directors, members, partners, managers or agents), whether or not Client has or develops any claims or disputes with such third party, and Client waives any conflict of interest or other claim that might otherwise be alleged on the basis of such relationships of Sherwood (or any of its affiliates or any of their respective employees, officers, directors, members, partners, managers or agents) with such third party. When a creditor, investor or other third party with a relationship with Sherwood (or any of its affiliates or any of their respective employees, officers, directors, members, partners, managers or agents) recommends the Client’s engagement of Sherwood, Client acknowledges and agrees that no conflict arises on account thereof, and that Client welcomes such relationships because that benefits Client by association with a known advisor, such as Sherwood.
     O. MUTUAL REPRESENTATIONS AND WARRANTIES. Both Client and Sherwood hereby each represent and warrant for itself that (a) such party to this Agreement has full and unrestricted authority and right to make and perform this Agreement in accordance with its terms; (b) the making or performance of this Agreement by Client or Sherwood, as the case may be, shall not violate any rights of, agreements with or obligations to any third parties; (c) this Agreement shall be and is a valid and binding obligation of such party which is legally enforceable in accordance with its express terms; and (d) Client or Sherwood, as the case may be, shall not circumvent or otherwise frustrate the expressed intent or expressed provisions of this Agreement. APART FROM THE FOREGOING, SHERWOOD MAKES NO REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, AND SHERWOOD DISCLAIMS (AND CLIENT WAIVES) ANY IMPLIED WARRANTIES OF ANY KIND, INCLUDING ANY WARRANTIES OF FITNESS OR MERCHANTABILITY OF ANY SERVICES OR ADVICE. CLIENT IS SOLELY AND EXCLUSIVELY DEALING WITH SHERWOOD, AND CLIENT AGREES THAT IT SHALL HAVE NO RIGHTS OR CLAIMS AGAINST ANY AFFILIATES OF SHERWOOD OR ANY OFFICER,

DIRECTOR, EMPLOYEE, MEMBER, PARTNER, OR AGENT OF SHERWOOD OR ANY OF ITS AFFILIATES, NONE OF WHOM CLIENT AGREES SHALL HAVE ANY OBLIGATIONS, DUTIES OR LIABILITIES TO CLIENT IN CONNECTION WITH THIS AGREEMENT OR THE ENGAGEMENT.
     P. NOTICES. Any notice from one party to the other sent and received within the United States, shall be sent (a) via first class certified mail, return receipt requested or (b) via a nationally recognized overnight courier capable of verifying delivery, marked for next business day delivery and shall be deemed received upon the earlier of (i) the date of actual receipt, (ii) the date such mail is refused, (iii) the date such mail is returned, or (iv) three (3) days following deposit with the U.S. Postal Service. Notices sent or received outside the United States shall be sent via an internationally recognized overnight courier capable of verifying delivery, marked for second business day delivery and shall be deemed received upon the earlier of (i) the date of actual receipt or (ii) two (2) business days following deposit with such courier. Herein, “business day” means a day on which such courier is open for business within the jurisdiction to which notice is delivered. Notices shall be in writing, addressed to the person to be noticed at the address below or to such other person and/or address as may be designated from time to time in writing by such party to be noticed, and all applicable courier or postage fees shall be prepaid by the noticing party.
If to Sherwood:
Michael A. Maidy, Managing Member
Sherwood Partners, LLC
1100 La Avenida
Mountain View, CA 94043
Phone: (650) 454-8002
Fax: (650) 329 — 0980
If to Client:
Mr. Henry Williamson
Chief Executive Officer
iMedia International, Inc.
1721 21st Street
Santa Monica, CA 90404
Phone: (310) 453-4499 x12
Fax: (310) 453-6120
     Q. COMPLETE AGREEMENT; SEVERABILITY; AMENDMENTS; ASSIGNMENT; CONSTRUCTION. This Agreement embodies the entire agreement and understanding between the parties hereto and contains all of the terms agreed upon by the parties with respect to the subject matter hereof, and there are no representations, agreements or understandings between the parties except as provided herein, whether expressed or implied, direct or indirect. This Agreement supercedes any prior communications, agreements or understandings relating to the subject matter hereof, and this Agreement may not be amended or otherwise modified or waived in any way except by a writing duly executed by both parties. No oral or implied agreements, waivers, or obligations shall be allowed to alter or affect such written provisions of this Agreement. This Agreement may not be assigned by either party without the prior written consent of the other party. There shall be no third party or other beneficiaries to this Agreement except as to the signing parties and, as to the indemnities herein, the indemnitees. Furthermore, both parties have negotiated the terms of this Agreement and have had the opportunity to engage counsel to review the same. Accordingly, this Agreement shall not be construed more strongly in favor or against either party hereto and shall be binding and inure to the benefit of Client, Sherwood, each Indemnified Person (as defined in Schedule I hereto) and their respective permitted successors and assigns. The invalidity or illegality of any provision or term contained in or made a part of this Agreement shall not affect the validity of the remainder of this Agreement and, where unenforceable or invalid provision would be enforceable or valid if requiring a lesser magnitude or degree of obligation or right, such provision shall be reduced to such extent needed to make such provision enforceable and valid. The headings in this Agreement are inserted for convenience only and shall not affect the construction hereof.
     R. FAX COUNTERPARTS. This Agreement may be entered into by the parties by signing any one or more counterparts, all of which shall constitute one and the same instrument. This Agreement shall become effective when one or more counterparts shall have been executed by each party and delivered to each other party. This Agreement may be delivered to such other parties via facsimile. Any party’s faxed signature shall be deemed an original and binding signature as of the date set forth above. Please indicate your acceptance of the terms of this Agreement by signing below and returning same.
     S. ENFORCEMENT. The prevailing party in any dispute in connection with this Agreement or the Engagement shall be entitled to recover its reasonable attorneys’ fees and costs from the nonprevailing party.

Very truly yours,

Michael A. Maidy
for Sherwood Partners, LLC

APPROVED AND ACCEPTED:

Date:
By: Henry Williamson
CEO iMedia International Inc.

Schedule I
     This Schedule I is a part of and is incorporated into that certain letter agreement (together, the “Agreement”) dated November 3, 2010 by and between iMedia International, Inc., its subsidiaries, affiliates, shareholders and partners (“Client”) and Sherwood Partners, LLC (“Sherwood”).
     This Schedule shall confirm that Client agrees to indemnify and hold harmless Sherwood and its affiliates, the respective directors, officers, and employees of Sherwood and its affiliates and each other person, if any, controlling Sherwood or any of its affiliates (Sherwood and each such person and entity being referred to as an “Indemnified Person”), to the full extent lawful, from and against any losses, claims, damages, liabilities or actions (including without limitation shareholder actions and actions arising from the use of information contained in the Materials or omissions from such Materials) related to or arising out of this Engagement or Sherwood’s role in connection herewith, and shall pay (or, if paid by an Indemnified Person, reimburse such Indemnified Person) for all fees and expenses (including without limitation counsel fees) incurred by such Indemnified Person in connection with investigating, preparing or defending any such action or claim, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. Client shall not, however, be responsible for any claims, liabilities, losses, damages or expenses which result from any compromise or settlement not approved by Client or which result primarily from the fraud, willful misconduct or gross negligence of any Indemnified Person. Client also agrees that no Indemnified Person shall have any liability to Client for or in connection with this Engagement, except for any such liability for losses, claims, damages, liabilities or expenses incurred by Client that result from the fraud, willful misconduct or gross negligence of the Indemnified Person or the violation of any applicable law, rule or regulation. The foregoing agreement shall be in addition to any rights that any Indemnified Person may have at common law or otherwise, including without limitation any right to contribution. Client’s agreement to indemnify Sherwood and other Indemnified Persons pursuant to this Agreement shall not be disclosed publicly or made available to third parties by either party hereto without the other party’s prior written consent.
     If any action or proceeding is brought against any Indemnified Person in respect of which indemnity may be sought against Client pursuant hereto, or if any Indemnified Person receives notice from any potential litigant or a claim which such person reasonably believes shall result in the commencement of any such action or proceeding, such Indemnified Person shall promptly notify Client in writing of the commencement of such action or proceeding, or of the existence of any such claim, but the failure so to notify Client of any such action or proceeding shall only relieve Client to the extent of the prejudice suffered from failure to deliver notice and shall not relieve Client from any other obligation or liability which it may have to any Indemnified Person otherwise than under this Agreement or with respect to any other action or proceeding. In case any such action or proceeding shall be brought against any Indemnified Person, Client shall be entitled to participate in such action or proceeding with counsel of Client’s choice, or compromise or settle such action or proceeding at its expense (in which case Client shall not thereafter be responsible for the fees and expenses of any separate counsel retained by such Indemnified Person); provided, however, that such counsel shall be satisfactory to the Indemnified Person in the exercise of its reasonable judgment. Notwithstanding Client’s election to assume the defense of such action or proceeding, such Indemnified Person shall have the right to employ separate counsel and to participate in the defense of such action or proceeding, and Client shall bear the reasonable fees, costs and expenses of such separate counsel (and shall pay such fees, costs and expenses at least quarterly), if (i) the use of counsel chosen by Client to represent such Indemnified Person would, in the reasonable judgment of the Indemnified Person, present such counsel with a conflict of interest; (ii) the defendants in, or targets of, any such action or proceeding include both an Indemnified Person and Client, and such Indemnified Person shall have reasonably concluded that there may be legal defenses available to it or to other

Indemnified Persons which are different from or additional to those available to Client (in which case Client shall not have the right to direct the defense of such action or proceeding on behalf of the Indemnified Person); (iii) Client shall not have employed counsel satisfactory to such Indemnified Person in the exercise of the Indemnified Person’s reasonable judgment to represent such Indemnified Person within a reasonable time after notice of the institution of such action or proceeding; or (iv) Client shall authorize such Indemnified Person to employ separate counsel at Client’s expense.
     In order to provide for the just and equitable contribution, if a claim for indemnification hereunder is found unenforceable in a final judgment by a court of competent jurisdiction (not subject to further appeal), even though the express provisions hereof provide for indemnification in such case, then Client and Sherwood shall contribute to the losses, claims, damages, judgments, liability or costs to which the Indemnified Person may be subject in accordance with the relative benefits received by, and the relative fault of, each in connection with the statements, acts or omissions which resulted in such losses, claims, damages, judgments, liabilities, or costs. Client agrees that a pro rata allocation would be unfair. No person found liable for a fraudulent misrepresentation or omission shall be entitled to contribution from any person who is not also found liable for such fraudulent misrepresentation or omission. Notwithstanding the foregoing, Sherwood shall not be obligated to contribute to any amount hereunder that exceeds the amount of fees previously received by Sherwood for its services to Client.
These indemnification provisions shall (i) remain operative and in full force and effect regardless of any termination, expiration or completion of the Engagement of Sherwood; (ii) inure to the benefit of any successors, assigns, heirs or personal representative of any Indemnified Person; and (iii) be in addition to any other rights that any Indemnified Person may have.